April 17, 2005

Via Facsimile 213.892.5454 and U.S. Mail

Hillel T. Cohn, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013

RE:	Vestin Group, Inc.
	Schedule 13E-3 filed by Mr. Michael V. Shustek and Vestin Group, Inc.
	Schedule TO-T filed by Michael V. Shustek
	Schedule 14D-9 filed by Vestin Group, Inc.
	Date Filed: April 5, 2005
	File No. 5-56145

Dear Mr. Cohn:

We have reviewed the above-captioned filings in addition to the amendments filed on April 6, and have the following comments.
Where indicated, we think you should revise these documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3 by Vestin Group, Inc.

General

1. It appears the Schedule 13E-3 contains substantive information that should be delivered to unaffiliated security holders. Advise us whether or not Vestin has delivered the Schedule 13E-3 with the Offer to Purchase attached Exhibit (a)(1)(A).

2. Advise us, with a view toward revised disclosure, how Vestin complied with Item 1003(c) of Regulation M-A. It does not appear, for example, that the current or previous employment addresses have been fully provided for Robert Alberts, Roland Sansone, or Frederick Z. Leavitt.

3. We note that while the Special Committee has produced a fairness determination, the Special Committee is not a filing person on Schedule 13E-3. Advise us, with a view toward revised disclosure, how Vestin intends to fulfill its disclosure obligations pursuant to Item 1014 of Regulation M-A.

Offer to Purchase - Exhibit (a)(1)(A)

Fairness of the Offer

4. Revise to independently address both the substantive and procedural fairness determination on behalf of Mr. Shustek that is expressly directed to the unaffiliated security holders. This discussion must specifically acknowledge the absence of any of the procedural safeguards set out in Item 1014(c)-(e) of Regulation M-A and address how the procedural fairness determination was reached in the absence of any of the safeguards. When providing the procedural and substantive fairness determinations to unaffiliated security holders, please follow the guidance provided in Q & A No. 18-22 in Exchange Act Release 17719 (April, 1981).

HVA Valuation Report

5. Revise the disclosure to comply with Items 1015(b)(3) and (5) of Regulation M-A. Confirm for us that the HVA fee was $30,000.

Fees and Expenses

6. Advise us, with a view toward disclosure, whether or not the parties filing a Schedule 13E-3 in connection with this transaction, have incurred any accounting, solicitation or other appraisal fees. In addition, explain to us why the $150,000 in "related fees and expenses" and HVA fee have not been itemized in this section.

Schedule 14D-9

7. Advise us whether or not this document has been disseminated to unaffiliated security holders.

8. It appears that the Special Committee asked HVA to consider certain additional facts regarding Vestin`s future prospects, and ultimately relied in part upon the findings of HVA in reaching its recommendation. Advise us, with a view toward disclosure, the nature of those certain unspecified additional facts. In addition, advise us how Vestin complied with Item 5 of Schedule 14D-9 and
Item 1009 of Regulation M-A with respect to HVA.

Closing Comments

	To the extent necessary, please make amended filings in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment response letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the issuer, its management and its affiliates are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and Mr. Shustek acknowledging that:

* The company and Mr. Shustek are responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company and Mr. Shustek may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

 	Depending upon your response to these comments, a supplement may need to be sent to unaffiliated security holders. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 942-2948.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions